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                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398




December 22, 2004


Daniel Zimmerman
Staff Attorney
United States Securities and
   Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:      SOUND REVOLUTION INC. (THE "COMPANY")
         REGISTRATION STATEMENT ON FORM
         SB-2 FILE NO. 333-118398
--------------------------------------------------------------------------------

Dear Mr. Zimmerman:


At this time we respectfully apply for an acceleration of the effective date of the registration statement for the Company for Wednesday, December 22, 2004 at 9:00 am EST.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Please let us know if you require any further information.


Yours truly,
SOUND REVOLUTION INC.  per:


/S/ Penny O. Green,
Chief Financial Officer